Exhibit (a)(3)

November 17, 2009

Dear Stockholders:

We are pleased to inform you that, as previously announced, on November 2, 2009, Diedrich Coffee, Inc. (“Diedrich”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peet’s Coffee & Tea, Inc. (“Peet’s”) and Marty Acquisition Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Peet’s.

Pursuant to the Merger Agreement, on November 17, 2009, Purchaser commenced an offer to acquire all issued and outstanding shares of Diedrich’s common stock, with par value of $0.01 per share, in exchange for, with respect to each share of Diedrich’s common stock, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Diedrich’s common stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315; all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4, as amended, filed by Peet’s with the Securities and Exchange Commission, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). The Offer expires at 12:00 midnight, Eastern Time, on December 15, 2009 (one minute after 11:59 p.m., Eastern Time, on December 15, 2009), unless it is extended or terminated in accordance with its terms.

Diedrich’s board of directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger of Purchaser with and into Diedrich (the “Merger”), are fair to and in the best interests of the stockholders of Diedrich; (ii) adopted and approved the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in accordance with the requirements of the Delaware General Corporation Law (the “DGCL”); (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of Diedrich accept the Offer and tender their shares of Diedrich common stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement; and (v) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and any of the other agreements, actions and transactions contemplated by the Merger Agreement.

Diedrich’s board of directors unanimously recommends that Diedrich’s stockholders accept the Offer and tender their shares of Diedrich common stock pursuant to the Offer for a number of reasons, each of which are set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under Item 4 thereof in the section entitled “The Solicitation or Recommendation—Reasons for the Offer and the Merger.”

The enclosed Schedule 14D-9 also contains other important information relating to the Offer. We encourage you to consider this information carefully.

Sincerely,

Sean M. McCarthy Chief Financial Officer